Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269268

PROSPECTUS SUPPLEMENT NO. 11

(to the Prospectus dated March 24, 2023)

MariaDB plc

16,351,314 Ordinary Shares Underlying Warrants

56,414,951 Ordinary Shares by selling holders

7,310,297 Warrants to Purchase Ordinary Shares by selling holders

This prospectus supplement updates, amends and supplements the prospectus, dated March 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269268), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2023 (“Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 16,351,314 Ordinary Shares (as defined in the Prospectus), consisting of:

•	up to 7,310,297 Ordinary Shares that are issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus);

•	up to 8,850,458 Ordinary Shares that are issuable upon the exercise of the Public Warrants (as defined in the Prospectus); and

•	up to 190,559 Ordinary Shares that are issuable upon exercise of the Kreos Warrants (as defined in the Prospectus).

The Public Warrants, which are exercisable at a price of $11.50 per share, were originally sold as part of the APHC Public Units (as defined in the Prospectus) purchased by public investors in the APHC IPO (as defined in the Prospectus) at a price of $10.00 per APHC Public Unit. The Private Placement Warrants, which are exercisable at a price of $11.50 per share, were originally purchased by the Sponsor (as defined in the Prospectus) concurrent with the consummation of the APHC IPO at a price of $1.00 per warrant. Prior to the consummation of the Irish Domestication Merger (as defined in the Prospectus), 1,600,000 Private Placement Warrants were transferred by the Sponsor to the Syndicated Investors (as defined in the Prospectus) pursuant to the At Risk Capital Syndication (as defined in the Prospectus) (at a price per warrant of $1.00), and 5,710,297 Private Placement Warrants were transferred to the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang. The Kreos Warrants, which are exercisable at a price of €2.29 per share, were originally issued to Kreos (as defined in the Prospectus) by Legacy MariaDB (as defined in the Prospectus) in connection with a loan facility that is no longer outstanding. The Private Placement Warrants, the Public Warrants and the Kreos Warrants are sometimes referred to collectively in the Prospectus as the “Warrants.” To the extent that the Warrants are exercised for cash, we will receive the proceeds from such exercises.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling holders named in the Prospectus or their permitted transferees (the “selling holders”) of (i) up to 7,310,297 Private Placement Warrants and (ii) up to 56,414,951 Ordinary Shares, consisting of:

•	1,915,790 Ordinary Shares held by the PIPE Investors (as defined in the Prospectus), which they purchased in connection with the consummation of the PIPE Investment (as defined in the Prospectus) at a price of $9.50 per share;

•	4,857,870 Founder Shares (as defined in the Prospectus) currently held by the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to its co-founders prior to the consummation of the Irish Domestication Merger;

•	65,000 Founder Shares held by individuals who served as independent directors of APHC or otherwise provided services prior to the consummation of the Business Combination (as defined in the Prospectus), which were transferred from the Sponsor (who originally acquired such shares at a price of approximately $0.004 per share) in consideration of such services;

•	1,550,000 Founders Shares held by certain Syndicated Investors, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to such Syndicated Investors prior to the consummation of the Irish Domestication Merger in connection with the At Risk Capital Syndication (at a price of $3.00 per share);

•	38,897,106 Ordinary Shares held by former affiliates and certain other shareholders of Legacy MariaDB, which, upon consummation of the Merger, were issued to them pursuant to the terms of the Merger Agreement in exchange for shares of (i) Legacy MariaDB they had previously purchased from Legacy MariaDB in private placement transactions or on exercise of Legacy MariaDB Equity Awards or warrants, at prices per share ranging from $0.38 to $7.50, as adjusted based on the Exchange Ratio (as defined in the Prospectus);

•	1,818,888 Ordinary Shares issuable upon exercise of stock options held by certain of our executive officers and directors, at exercise prices ranging from $0.38 to $4.15 per Ordinary Share; and

•	7,310,297 Ordinary Shares issuable upon exercise of the Private Placement Warrants held by Lionyet International Ltd. and Dr. Wang, the Sponsor’s co-founders, and the Syndicated Investors.

We are registering the Ordinary Shares and Private Placement Warrants that may be offered and sold by selling holders from time to time pursuant to their registration rights under certain agreements between us and the selling holders or their affiliates, as applicable.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement., This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained therein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “MRDB” and “MRDBW”, respectively. On September 15, 2023, the closing sale prices of our Ordinary Shares and Public Warrants were $0.4275 and $0.06, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Ordinary Shares and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2023

MariaDB plc

(Exact name of registrant as specified in its charter)

Ireland	001-41571	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 Veterans Blvd

Redwood City, CA 94063

(Address of principal executive offices, including zip code)

(855) 562-7423

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $0.01 per share	MRDB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	MRDBW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On September 18, 2023, MariaDB plc, an Irish public limited corporation (the “Company”), confirmed  in an announcement (“Announcement”) made pursuant to The Irish Takeover Panel Act 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”) that the Company’s Board of Directors has received an unsolicited non-binding indicative proposal (the “Proposal”) from Runa Capital II GP as general partner of Runa Capital Fund II, L.P. (“Runa”) on behalf of itself and its other investment affiliates to acquire 100% of the issued ordinary shares of the Company. The Announcement also notes Runa’s announcement of September 15, 2023 pursuant to Rule 2.4 of the Irish Takeover Rules.

A copy of the Announcement dated September 18, 2023, is attached hereto as Exhibit 99.1, and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

99.1	Announcement issued by MariaDB plc, dated September 18, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MariaDB plc
Dated: September 18, 2023
	By:	/s/ Paul O’Brien
Paul O’Brien
Chief Executive Officer

Exhibit 99.1

For immediate release

Announcement Regarding Possible Offer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT REGARDING A POSSIBLE OFFER, INCLUDING FOR THE PURPOSES OF RULE 2.12 OF THE IRISH TAKEOVER PANEL ACT 1997, TAKEOVER RULES, 2022 (THE “IRISH TAKEOVER RULES”). THIS IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE IRISH TAKEOVER RULES AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE, OR AS TO THE TERMS ON WHICH ANY OFFER MIGHT BE MADE.

REDWOOD CITY, Calif., and DUBLIN – September 18, 2023 – The Board of MariaDB plc ("MariaDB" or the "Company") (NYSE: MRDB) notes the announcement made by Runa Capital II (GP) on September 15, 2023 and confirms that it has received an unsolicited non-binding indicative proposal from Runa Capital II (GP) as general partner of Runa Capital Fund II, L.P. on behalf of itself and its other investment affiliates ("Runa") to acquire 100% of the issued ordinary shares of the Company other than those shares already owned by Runa (the “Possible Offer”). The Board of MariaDB is reviewing and taking advice regarding the Possible Offer. The Possible Offer may or may not lead to an offer being made for the entire share capital of the Company. There can be no certainty that any offer will be made. A further announcement will be made if and when appropriate.

In accordance with Rule 2.6 of the Irish Takeover Rules, Runa is required, no later than 5:00 pm (New York time) on October 27, 2023, to either (i) announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules; or (ii) announce that it does not intend to make an offer for the Company, in which case the announcement will be treated as a statement to which Rule 2.8 of the Irish Takeover Rules applies. This deadline will only be extended with the consent of the Irish Takeover Panel in accordance with Rule 2.6(c) of the Takeover Rules, at the request of the Company.

Important Notices

About MARIADB

MariaDB is a new generation cloud database company whose products are used by companies big and small, reaching more than a billion users through Linux distributions and have been downloaded over one billion times. Deployed in minutes and maintained with ease, leveraging cloud automation, MariaDB database products are engineered to support any workload, any cloud and any scale – all while saving up to 90% of proprietary database costs. Trusted by organizations such as Bandwidth, DigiCert, InfoArmor, Oppenheimer and Samsung, MariaDB’s software is the backbone of critical services that people rely on every day. For more information, please visit mariadb.com.

Responsibility Statement

The directors of the Company accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Disclosure Requirements of the Irish Takeover Rules

Under Rule 8.3(a) of the Irish Takeover Rules, any person who is 'interested' in 1% or more of any class of 'relevant securities' of the Company or a securities exchange offeror (being any offeror other than an offeror which has announced that its offer is, or is likely to be, solely in cash) must make an 'opening position disclosure' following the commencement of the 'offer period' and, if later, following the announcement in which any securities exchange offeror is first identified. An 'opening position disclosure' must contain, among other things, details of the person's 'interests' and 'short positions' in any 'relevant securities' of each of (i) the Company and (ii) any securities exchange offeror(s). An 'opening position disclosure' by a person to whom Rule 8.3(a) applies must be made by no later than 3:30 pm (New York time) on the day that is ten 'business days' following the commencement of the ‘offer period’ and, if appropriate, by no later than 3:30 pm (New York time) on the day that is ten 'business days' following the announcement in which any securities exchange offeror is first identified.

Under Rule 8.3(b) of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of the Company, all ‘dealings’ in any ‘relevant securities’ of the Company or any securities exchange offeror (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business day’ following the date of the relevant transaction. This requirement will continue until the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie.

In general, interests in securities arise when a person has long economic exposure, whether conditional or absolute, to changes in the price of the securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a ’dealing’ under Rule 8, please consult the Irish Takeover Panel's website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel at telephone number +353 1 678 9020.

Rule 2.12 – Relevant Securities in Issue

In accordance with Rule 2.12 of the Irish Takeover Rules, the Company confirms that as of August 31, 2023, its issued share capital was comprised of 67,705,445 ordinary shares, nominal value $0.01 per share (the "Ordinary Shares"). The Ordinary Shares are admitted to trading on the New York Stock Exchange under the ticker symbol MRDB. The International Securities Identification Number for these securities is IE0008908NI4.

The Company confirms that as of August 31, 2023, there were outstanding options to purchase up to 7,971,431 Ordinary Shares and outstanding restricted stock units and performance stock units conferring on their holders vested or unvested rights to convert into, or to receive, up to an aggregate of 4,612,830 Ordinary Shares. The Company confirms that as of August 31, 2023, there were outstanding warrants to subscribe for an aggregate of 16,351,314 Ordinary Shares.

Forward Looking Statements

Certain statements in this announcement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words indicating future events and actions, such as “will” and “may,” and variations of such words, and similar expressions and future-looking language identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements in this announcement include statements regarding the Possible Offer and related actions and events. Forward-looking statements are not guarantees of future events and actions, which may vary materially from those expressed or implied in such statements. Differences may result from, among other things, actions taken by the Company or its management or board or third parties, including those beyond the Company’s control. Such differences and uncertainties and related risks include, but are not limited to, the possibility that an offer will not be made, the possibility that even if an offer is made, the parties will not agree on a price or other terms or will not otherwise pursue a transaction or if pursued, that a transaction will not be consummated, any negative effects of this announcement or failure to consummate a transaction on the market price of the Ordinary Shares and other Company securities (including warrants), and potentially significant transaction and related costs. The foregoing list of differences and risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect the Possible Offer and related actions and events, please review “Risk Factors” described in the Company’s filings and records filed with the United States Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

Further Information

In accordance with Rule 26.1 of the Irish Takeover Rules, a copy of this announcement will be available on the Company’s website at https://investors.mariadb.com/ by no later than 12:00 noon (New York time) on the business day following this announcement. The content of any website referred to in this announcement is not incorporated into, and does not form part of, this announcement.

Perkins Coie LLP and Matheson LLP are acting as legal advisers to the Company.

This announcement is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities; (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities; or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The release, publication or distribution of this announcement in, into, or from, certain jurisdictions other than Ireland may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland who are not resident in Ireland will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted as an indication of what the Company’s future financial or operating results may be, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for the Company. No statement in this announcement constitutes an asset valuation. No statement in this announcement constitutes an estimate of the anticipated financial effects of an acquisition of the Company, whether for the Company or any other person.

Source: MariaDB

Contacts:

Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Requesting hard copy information

Any MariaDB shareholder may request a copy of this announcement in hard copy form by writing to Investor Relations via e-mail at ir@mariadb.com. Any written requests must include the identity of the MariaDB shareholder and any hard copy documents will be posted to the address of the MariaDB shareholder provided in the written request.

A hard copy of this announcement will not be sent to MariaDB shareholders unless requested.